Exhibit A



                          CATALYST VIDALIA CORPORATION
                                   FORM U-3A-2

                               Index to Exhibit A





Exhibit A1 -      Catalyst Old River Hydroelectric Limited Partnership audited
                  2000 financial statements

Exhibit A2 -      Catalyst Vidalia Corporation unaudited 2000 financial
                  statements

                                                                      Exhibit A1



                              Financial Statements


                        Catalyst Old River Hydroelectric
                               Limited Partnership


                           December 31, 2000 and 1999
                       with Report of Independent Auditors

                                                                      Exhibit A1


              Catalyst Old River Hydroelectric Limited Partnership

                              Financial Statements

                           December 31, 2000 and 1999


                                    Contents



Report of Independent Auditors.........................................       1
Balance Sheets.........................................................       2
Statements of Operations...............................................       3
Statements of Cash Flows...............................................       4
Statements of Partners' Capital........................................       5
Notes to Financial Statements..........................................       6

                                                                      Exhibit A1



                         Report Of Independent Auditors


The Partners
Catalyst Old River Hydroelectric Limited Partnership

     We have audited the accompanying balance sheets of Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") as of December 31, 2000 and 1999 and the related statements of operations, cash flows and partners' capital for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.



                                                              S/ Ernst & Young



New York, New York
January 24, 2001

                                                                      Exhibit A1


              Catalyst Old River Hydroelectric Limited Partnership

                                 Balance Sheets

                                As of December 31

                                 (In thousands)



                                     Assets
                                     ------

                                                                          2000                  1999
                                                                     --------------         --------------
Current assets
    Cash and cash equivalents                                        $          163         $          286
    Cash escrowed for current liabilities                                    22,434                 13,932
    Accounts receivable                                                       3,836                  3,327
    Prepaid expenses and other current assets                                   383                    380
                                                                     --------------         --------------
                Total current assets                                         26,816                 17,925

Plant, property and equipment, net                                          419,948                432,642
Cash held in escrow including accrued interest                               40,810                 55,006
Deferred financing costs, net                                                22,048                 23,167
Other noncurrent assets, net                                                    316                    408
Accrued levelized revenue                                                   466,325                434,144
                                                                     --------------         --------------
                                                                     $      976,263         $      963,292
                                                                     ==============         ==============


                                                                         Liabilities and Partners' Capital
                                                                         ---------------------------------

Current liabilities
    Borrowings under Low Flow Facility                               $        6,252         $            -
    Accrued interest payable                                                 13,969                 13,434
    Accounts payable and other current liabilities                            5,237                  1,915
                                                                     --------------         --------------
                Total current liabilities                                    25,458                 15,349

Finance debt obligation                                                     788,608                776,861
Accrued levelized royalty expense                                            54,285                 49,638
Accrued property taxes                                                       16,722                 15,050
                                                                     --------------         --------------
                Total liabilities                                           885,073                856,898

Partners' capital                                                            91,190                106,394
                                                                     --------------         --------------
                                                                     $      976,263         $      963,292
                                                                     ==============         ==============

See accompanying notes to financial statements.

                                                                      Exhibit A1


              Catalyst Old River Hydroelectric Limited Partnership

                            Statements of Operations

                         For the years ended December 31

                                 (In thousands)







                                                                         2000                         1999
                                                                     ------------                ------------



Revenues                                                             $     94,591                $    119,405
Operating expenses
    Depreciation                                                           13,846                      13,788
    Operations and maintenance                                              5,965                       7,676
    Property taxes                                                          1,688                       1,687
    Royalties                                                               8,392                       9,879
    General and administrative                                              2,401                       2,311
                                                                     ------------                ------------
             Total operating expenses                                      32,292                      35,341
                                                                     ------------                ------------
Operating income                                                           62,299                      84,064

Interest expense                                                          (82,187)                    (79,921)

Investment income                                                           4,684                       4,505
                                                                     ------------                ------------
Net income (loss)                                                    $    (15,204)               $      8,648
                                                                     ============                ============



See accompanying notes to financial statements.

                                                                      EXHIBIT A1

              Catalyst Old River Hydroelectric Limited Partnership

                            Statements of Cash Flows

                         For the years ended December 31

                                 (In thousands)




                                                                                     2000                  1999
                                                                                --------------        -------------
Cash flows (used in) provided by operations:
      Net income (loss)                                                          $     (15,204)       $       8,648
                                                                                 -------------        -------------
      Adjustments to reconcile  net income (loss) to net cash (used in) provided by operating activities:
           Depreciation                                                                 13,846               13,788
           Amortization of deferred financing costs                                      1,119                1,095
           Changes in operating assets and liabilities:
                Cash held in escrow                                                      5,694               (5,170)
                Accounts receivable                                                       (509)              (1,741)
                Prepaid expenses and other current assets                                   (3)                   8
                Accrued levelized revenue                                              (32,181)             (41,440)
                Accounts payable and other current liabilities                           3,322                 (131)
                Accrued levelized royalty expense                                        4,647                5,396
                Finance debt obligation                                                 11,747               16,633
                Other operating assets and liabilities                                   2,299                2,149
                                                                                 -------------        -------------
Net cash used in operating activities                                                   (5,223)                (765)
                                                                                 -------------        -------------
 Cash flow used in investing activities
      relating to plant, property, and equipment                                        (1,152)              (1,097)
                                                                                 -------------        -------------

Cash flows provided by (used in) financing activities:
      Sale and leaseback escrowed proceeds released                                          -               14,256
      Borrowings under Low Flow Facility                                                 8,287                    -
      Repayment of borrowings under Low Flow Facility                                   (2,035)                   -
      Partner contributions                                                                  -                  700
      Partner distributions                                                                  -              (12,945)
                                                                                --------------        -------------
 Net cash provided by financing activities                                               6,252                2,011
                                                                                --------------        -------------
Net increase (decrease) in cash and cash equivalents                                      (123)                 149
Cash and cash equivalents at beginning of the year                                         286                  137
                                                                                --------------        -------------
Cash and cash equivalents at end of the year                                     $         163        $         286
                                                                                 =============        =============



See accompanying notes to financial statements.

                                                                      EXHIBIT A1


              Catalyst Old River Hydroelectric Limited Partnership

                         Statements of Partners' Capital

                                 (In thousands)







Balances, December 31, 1998                               $        109,991
                                                          ----------------

Net income                                                           8,648

Partner contributions                                                  700

Partner distributions                                              (12,945)
                                                          ----------------
Balances, December 31, 1999                                        106,394

Net loss                                                           (15,204)
                                                          ----------------
Balances, December 31, 2000                               $         91,190
                                                          ================



See accompanying notes to financial statements.

                                                                      Exhibit A1

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements


1.      Organization

Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") is a Louisiana limited partnership. The Partnership was formed to develop, construct and operate a 192 megawatt hydroelectric generating facility (the "Project") on a site of approximately 1,100 acres on the Mississippi River near the Town of Vidalia, Louisiana ("Vidalia"). The Partnership has three partners, Catalyst Vidalia Corporation ("CVC"), as the general partner, and Dominion Capital, Inc. ("DCI") and Vidalia Holding, LLC ("VHLLC"), a sister company to CVC, as the limited partners (collectively the "Partners").

On July 15, 1999, VHLLC purchased 50% of DCI's limited partnership interest, resulting in the following undivided ownership interests; CVC - 50%, DCI - 25% and VHLLC - 25%.

On August 25, 1990, the Partnership sold its interests in the Project to certain institutional investors and concurrently leased back such property from the investors. In connection with the sale and leaseback transaction, certain sales proceeds were deposited with an independent collateral agent for the purposes of providing for, among other things, future lease payments, construction completion, dredging costs and construction contractor bonus.

The sale and leaseback is being accounted for using the financing method in accordance with Statement of Financial Accounting Standards No. 66 "Accounting for Sales of Real Estate" and Statement of Financial Accounting Standards No. 98 "Accounting for Leases".

2.      Summary of Significant Accounting Policies

        Revenue and Royalty Expense Recognition

The Partnership records revenue from the sale of electric power using a method of accounting which produces a levelized rate per kilowatt hour ("Kwh"). This levelized rate is applied to actual net annual energy output over the life of the power sales contracts, with an adjustment for the time value of money at 9.25%. Revenue in the accompanying statements of operations for 2000 and 1999 includes approximately $39.5 million and $36.8 million, respectively, of interest income derived on an annual basis to reflect the time value of money.

                                                                      Exhibit A1

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements


2.      Summary of Significant Accounting Policies (continued)

        Revenue and Royalty Expense Recognition (continued)

The power sales contracts provide for predetermined fixed rates and as such, the levelized basis results in a difference between revenue recognized and revenue collected. This difference is recorded as accrued levelized revenue and will accumulate until such time as the contract rate exceeds the levelized rate. At that point, the accrued levelized revenue will be reduced by the excess of revenue collected over levelized revenue recognized (See Note 5).

Pursuant to the Amended and Restated Project Development Agreement (the "PDA") with Vidalia, the Partnership is required to make royalty payments to Vidalia at predetermined fixed percentages of net power sales over the term of the power sales contracts. As with revenue recognition, the Partnership records royalty expense using a method of accounting which produces a levelized rate. This levelized rate is applied to levelized revenue, with an adjustment for the time value of money at 9.25%. Royalty expense in the accompanying statements of operations for 2000 and 1999 includes approximately $4.6 million and $4.2 million, respectively, of interest expense derived on an annual basis to reflect the time value of money. The levelized basis results in a difference between the royalties due pursuant to the PDA and royalty expense recognized. This difference is recorded as accrued levelized royalty expense and will accumulate until royalties due pursuant to the PDA exceed levelized royalty expense. At that point, the accrued levelized royalty expense will be reduced by the excess of amounts paid over levelized royalty expense recognized (See Note 5).

        Cash and Cash Equivalents

Included in cash and cash equivalents are temporary cash investments which represent short-term, highly liquid investments with maturities of 90 days or less, when purchased. The carrying amount on the accompanying balance sheets approximates its fair value.

        Plant, Property and Equipment

Plant,   property  and   equipment  is  carried  at  cost  net  of   accumulated
depreciation. Depreciation is computed using the straight-line method based upon useful lives ranging from 5 to 41 years.

All renewals and betterments are capitalized. Maintenance and repair costs are expensed as incurred.

                                                                      Exhibit A1

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements


2.      Summary of Significant Accounting Policies (continued)

        Deferred Financing Costs

Deferred financing costs are carried at cost net of accumulated amortization. Deferred financing costs are being amortized using the interest method, over the total lease term of 41 years.

        Income Taxes

Income or loss of the Partnership for income tax purposes is includable in the tax returns of the Partners. Accordingly, no recognition has been given to income taxes in the accompanying financial statements.

        FERC Regulation

The Project is operated pursuant to a license issued by the Federal Energy Regulatory Commission ("FERC"), and is subject to regulation by the FERC. However, the rates contained in the power sales contracts, have been previously established by contract and approved by the FERC. In addition, the FERC license includes a provision, effective after 20 years of operations under the license, that may result in a restriction of dividend distributions from retained earnings. The restriction is calculated as one-half of earnings in excess of a specified rate of return based upon the net investment in the Project. For the purpose of this provision, the specified rate of return is equivalent to the average annual interest rate on U.S. Treasury obligations adjusted to a 10 year constant maturity plus 4%. Management's intention is to seek a waiver from this provision, on the basis that this provision only applies to suppliers of energy that are subject to rate making procedures based on cost of service.

        Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of contract revenue and expenses during the reporting periods. However, due to uncertainties in the estimation process, actual results could differ from those estimates.

                                                                      Exhibit A1

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements



3.      Sale and Leaseback of the Project

Under the terms of the sale and leaseback transaction, the initial lease term is 30 years, however, the lease agreement includes two renewal options; a fixed rate renewal option, and periodic fair market renewal options. The lease also includes periodic purchase options which are based upon the Project's fair market value. Minimum lease payments vary over the initial lease term in accordance with the cash flows associated with the power sales contracts. It is management's current opinion that the fixed rate renewal option will be exercised through the end of the power sales contracts, and that the other options will not be exercised. Such fixed rate renewal option payments are approximately $49.5 million annually.

The initial finance debt obligation represented the proceeds from the sale and leaseback transaction. The finance debt obligation will be repaid over the term of the lease and the fixed rate renewal periods. The annual lease payments are made on a semi-annual basis and will range from approximately $49.0 million to $116.0 million. During 2000 and 1999, the lease payments totaled approximately $68.3 million and $61.7 million, respectively. The imputed interest rate on the finance debt obligation is approximately 10.3%. Due to the unequal lease payment amounts, the finance debt obligation, on the accompanying balance sheets, increases through the year 2005 as the annual payments are less than the annual accrued interest. The excess of the interest expense over the annual lease payments is recorded as an addition to the finance debt obligation. It is management's opinion that it is impracticable to fair value this financial instrument due to the Project's power sales contracts, royalty agreement, and the Project's overall uniqueness. However, since the Project's inception, long-term interest rates have declined.

All revenues from the Project are contractually required to be deposited into a series of trust accounts administered by an independent collateral agent pursuant to the disbursement agreement which provides for, among other things, the disbursement of funds for Project operations and maintenance costs, lease and royalty payments. Under the terms of the disbursement agreement, on the first business day of each May (Partners' distribution date), cash in the Partners' lessee account will be distributed to the Partners when there is no outstanding Trigger Event or Special Trigger Event (the "Events"), as those terms are defined in the sale and leaseback documents. The occurrence of an Event traps all or part of the available Partnership lessee account cash in escrow accounts until the applicable Event is cured. The Events include, among other things, not meeting the required lease coverage ratio, and drawing the lease reserve accounts below specified levels in order to pay the semi-annual lease payment. The lease coverage ratio, which is calculated as the ratio of cumulative net cash generated by the Project to the cumulative lease payments reduced by scheduled releases from the coverage lease reserve account, for specified prior and future periods, must be at least 1.2 to 1 through December 31, 2000 and 1.25 to 1 thereafter.

                                        9

                                                                      Exhibit A1

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements



3.      Sale and Leaseback of the Project (continued)

Severe drought conditions in certain parts of the United States during the last fifteen months have had a significant negative impact on the Project's energy production during this period. As a result, the Project did not generate sufficient cash flow from operations during the six months ended April 30, 2000 to pay the May 1, 2000 semi-annual lease payment of $36.7 million. The total operating cash shortfall for the May 1, 2000 lease payment was $18.3 million.

This cash shortfall was funded, in accordance with the terms of the sale and leaseback documents, by drawing $10.0 million from a specified lease reserve account and by borrowing $8.3 million under the $24 million Low Water Flow Revolving Credit Facility (the "Low Flow Facility" - see Note 6). Also, as a result of this cash shortfall, the Vidalia royalty for the quarter ended March 31, 2000 ($827 thousand), which would have been normally paid on May 1, 2000, was deferred.

While the drought significantly reduced the Project's energy production for the six months ended October 31, 2000, there was sufficient cash flow from operations to pay the November 1, 2000 semi-annual lease payment of $31.6 million. In addition, on November 1, 2000 approximately $2.0 million of the Low Flow Facility was repaid and $2.0 million was returned to the lease reserve that was drawn down by $10 million to pay the May 1, 2000 lease payment. However, there was not sufficient cash on November 1, 2000, to pay the Vidalia royalty of $909 thousand for the quarter ended September 30, 2000. This royalty, along with the March 31, 2000 royalty, will be deferred and paid with interest when there is sufficient cash flow available on a future semi-annual lease payment date.

Drawing down a lease reserve below its specified level to make the semi-annual lease payment is a Trigger Event and prevented the May 1, 2000 distribution to the Partnership of the balance in the Partner's lessee account of approximately $10.9 million. This Trigger Event will remain outstanding until the lease reserve is restored to its specified level. No future Partner distributions can be made until this Trigger Event is cured.

As of May 3, 1999, the Project was in compliance with its lease coverage ratio requirements and there were no outstanding Events. As such, and in accordance with the terms of the sale and leaseback documents, during May of 1999 the total balance in the Partner's lessee account ($14.3 million) as of May 1, 1999 was distributed to the Partnership. During that same time period the Partnership made Partnership distributions totaling $12.9 million. During February and May 1999, the Partners contributed a total of $.7 million to the Partnership.

                                                                      Exhibit A1

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements



3.      Sale and Leaseback of the Project (continued)

The cash reserves are included in both cash escrowed for current liabilities and cash held in escrow including accrued interest on the accompanying balance sheets. Investment income earned on these funds also remains in escrow until released under specified provisions of the sale and leaseback documents.

The following is a schedule of future minimum lease payments due under the above lease at December 31, 2000 (in thousands):

         2001                                              $       71,639
         2002                                                      74,912
         2003                                                      76,456
         2004                                                      80,114
         2005                                                      86,564
         Thereafter (2006-2031)                                 1,975,210
                                                           --------------
                                                                2,364,895
         Less portion representing
               interest                                         1,576,287
                                                           --------------
         Present value of future
               minimum lease payments                     $       788,608
                                                          ===============

In connection with the sale and leaseback transaction, the Partnership has agreed to indemnify the lessors, under certain circumstances, in the event of the lessors' loss of certain tax benefits associated with the Project (See Note
7).

4.      Plant, Property and Equipment

Plant, property and equipment is summarized as follows (in thousands):

                                                                                             Estimated Useful
                                                    2000                  1999                     Life
                                                ------------         -------------            ---------------
Land and land improvements                      $    131,252         $     131,252               41 years
Power plant structure                                257,967               257,967               41 years
Machinery, equipment, and furniture                  165,781               164,629              5-41 years
                                                ------------         -------------
                                                     555,000               553,848
                                                ------------         -------------
Less accumulated depreciation                        135,052               121,206
                                                $    419,948         $     432,642
                                                ============         =============


                                                                     Exhibit A1

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements




5.      Power Sales Contracts and Royalty Agreement

The  Project's  electrical  power  output  is sold  to  Entergy  Services,  Inc.
("Entergy"), and Vidalia at fixed annual rates, pursuant to contracts (the "Contracts") approved by the FERC and the Louisiana Public Service Commission (the "LPSC"). The Contracts expire on December 31, 2031, simultaneously with the expiration of the FERC license. During 2000 and 1999, 94% of the Project's electrical power was sold to Entergy and the remaining 6% was sold to Vidalia.

The Contract rates are fixed and increase incrementally. For 2000 and 1999 the rates were $.12 per Kwh and $.10 per Kwh, respectively. The rate increases incrementally to $0.205 per Kwh in 2010 through 2013 and subsequently decreases to $0.175 per Kwh in 2014 through 2016 and then to $0.150 per Kwh in 2017 through 2031.

During 1999, the LPSC opened a proceeding (the "Proceeding"), to which the Partnership is not a Party, to examine the Contract between Entergy and the Partnership. Although the outcome of the Proceeding cannot be determined at this time, the Partnership believes that any action taken by the LPSC, including actions that would adversely impact Entergy's ability to pass through to its ratepayers its costs under the contract, would not impact Entergy's contractual obligations to the Partnership under the Contract. In addition, the Partnership does not believe the LPSC has jurisdiction to take any action with respect to the Contract. However, if the LPSC were able to take such an action and Entergy were able to reduce or avoid its future obligations under the Contract, there would be a material adverse impact on the future operations of the Partnership.

Pursuant to the PDA, royalties are due to Vidalia based upon net power sales. The royalty rate was 6.0% of power sales for 2000 and 5.75% for 1999. The rate increases incrementally to 11.60% in 2021, and to 20.0% in 2022 through 2031.

In connection with the PDA, the Partnership guaranteed the timely payment of royalties to Vidalia through August 24, 1998 (the "Guaranty") and agreed to make $7.5 million available to Vidalia for this purpose.

The total payments made to Vidalia under the Guaranty were $4.5 million of which $600 thousand is owing to the Partnership at the Guaranty termination date, August 24, 1998. The $.6 million is to be repaid to the Partnership with interest, (the "Guaranty Amount Receivable") over the first twenty quarters commencing September 30, 1998, as an offset to the quarterly royalty payment owed Vidalia. Through December 31, 2000, approximately $449 thousand was offset against the Vidalia quarterly royalties as payment against the Guaranty Amount Receivable. At December 31, 2000, the balance of the Guaranty Amount Receivable is $450 thousand.
                                       12

                                                                     Exhibit A1

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements




6.      Low Water Flow Revolving Credit Facility

The Partnership has a $24.0 million Low Flow Facility with a bank that expires on November 1, 2005. This Low Flow Facility can only be used when certain low water flow conditions exist and can only be used to supplement cash flows needed to pay amounts due under the lease agreement. The Low Flow Facility bears interest at one of three options, and there is an annual commitment fee on the unused Low Flow Facility amount of 0.6% through November 1, 1999 and then 0.9% thereafter.

Due to the low water flow conditions described in Note 3, on May 1, 2000 the Partnership borrowed $8.3 million under the Low Flow Facility to pay the semi-annual lease payment. On November 1, 2000, interest owing on the $8.3 million was paid, totaling $383 thousand, and $2.0 million of principal was repaid.

The interest rate on the outstanding borrowing is currently 9.26%, and principal and interest will be repaid from available cash on subsequent semi-annual lease payment dates (November 1 and May 1) in accordance with the terms of the Low Flow Facility and the other sale and leaseback documents.

7.       Tax Indemnification Provisions

The sale and leaseback documents contain various tax indemnification provisions which could subject the Project to significant financial liability. As of December 31, 2000, there are no outstanding claims under the various tax indemnification provisions.

8.       Related Party Transactions

During 2000 and 1999, CVC received approximately $.4 million and $1.5 million, and DCI received approximately $.1 million and $.3 million, respectively, as partial reimbursements of their direct and indirect costs incurred in connection with their Partnership duties and responsibilities. As of December 31, 2000, the Partnership had a $2.5 million and $.6 million accrued liability to CVC and DCI, respectively, for unpaid costs.

Louisiana Hydro Electric Capital Corporation, a wholly-owned subsidiary of DCI, owns a 9.93% undivided interest in the Project which it purchased in 1990 for $62.9 million as a lessor in connection with the sale and leaseback transaction discussed in Note 1.

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                                 BALANCE SHEETS

                                 (in thousands)

                                    Unaudited


                                     ASSETS


                                                  December 31,      December 31,
                                                       2000               1999
                                                  ------------      ------------

Cash and cash equivalents                          $      329         $      215
Investment in CORHLP                                   39,748             47,350
Management fee receivable                               2,469              1,157
Other assets                                               66                 30
                                                   ----------         ----------
             Total assets                          $   42,612         $   48,752
                                                   ==========         ==========



                      LIABILITIES AND STOCKHOLDER'S EQUITY


Liabilities:
        Intercompany payable to TCG                $      900         $      500
        Intercompany payable to CVHC                       41                 41
        Accounts payable and acrued expenses               -                   8
        Management fee payable to GLP                     780                400
        Income taxes payable parent company            31,484             34,585
             Total liabilities                         33,205             35,534

Stockholder's equity:
        Common stock                                      -                  -
        Additional paid-in capital                        -                  -
        Retained earnings                               9,407             13,218
             Total stockholder's equity                 9,407             13,218
             Total liabilities and
              stockholders equity                  $   42,612         $   48,752
                                                   ==========         ==========

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                    UNAUDITED


                                                                                 Year Ended
                                                                                December 31,
                                                                 ------------------------------------------
                                                                         2000                     1999
                                                                 -----------------       ------------------
Revenues:
       Equity interest in operating
            results of CORHLP                                    $          (7,602)      $            4,325
       Management fee from CORHLP                                            1,969                    1,891
       Interest income                                                         108                       29
                                                                 -----------------       ------------------
                                                                            (5,525)                   6,245
                                                                 -----------------       ------------------

Expenses:
       General and administrative                                               15                       92
       Interest expense on state taxes                                          62                        -
       Management fees                                                         750                      750
                                                                 -----------------       ------------------
                                                                               827                      842
                                                                 -----------------       ------------------

Pre tax income (loss)                                                       (6,352)                   5,403

Tax (provision) benefit                                                      2,541                   (2,161)
                                                                 -----------------       ------------------

Net income (loss)                                                $          (3,811)      $            3,242
                                                                 =================       ==================

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                    Unaudited


                                                                                 Year Ended
                                                                                December 31,
                                                                 ------------------------------------------
                                                                         2000                     1999
                                                                 -----------------       ------------------

Cash flows provided by (used in) all activities:
   Net income (loss)                                             $          (3,811)      $            3,242
   Adjustments to reconcile net income (loss) to net
    cash provided by (used  in) all activities:
       Equity interest in operating results of CORHLP                        7,602                   (4,325)
       Distribution from CORHLP                                                  -                    5,947
       Dividend paid to CVHC                                                     -                   (5,968)
       Changes in assets and liabilities:
           Management fee receivable from CORHLP                            (1,312)                      38
           Management fee payable to GLP                                       380                        -
           Intercompany payable to CVHC                                          -                     (354)
           Intercompany payable to TCG                                         400                     (231)
           Other assets and liabilities, net                                   (44)                     377
           Income taxes   parent company                                    (3,101)                   1,376
                                                                 -----------------       ------------------
Net cash provided by all activities                                            114                      102

Cash and cash equivalents beginning of the period                              215                      113
                                                                 -----------------       ------------------
Cash and cash equivalents at end of period                       $             329       $              215
                                                                 =================       ==================

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                 (in thousands)

                                    Unaudited

                                                                         Additional
                                         Shares                             Paid
                                       of Common          Common             In                 Retained
                                         Stock            Stock            Capital              Earnings            Total
                                      -------------     -----------     ------------            --------          ---------
Balance December 31, 1998                        10     $         -      $         -            $15,944           $  15,944
Dividend                                                                                         (5,968)             (5,968)

Net income                                                                                        3,242               3,242
                                      -------------     -----------     ------------            -------           ---------
Balance December 31, 1999                        10               -                -             13,218              13,218

Dividend                                                                                                                  -

Net loss                                                                                         (3,811)             (3,811)
                                      -------------     -----------     ------------            -------           ---------
Balance December  31, 2000                       10     $         -      $         -            $ 9,407           $   9,407
                                      =============     ===========     ============            =======           =========